FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:     0-15276

For the month of:         April, 2005

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia. Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 26th day of April, 2005.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (Signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

CLEARLY CANADIAN ANNOUNCES UPDATE ON STOCK EXCHANGE LISTING
AND PRIVATE PLACEMENT WITH STANDARD SECURITIES

VANCOUVER, B.C., April 26, 2005 – CLEARLY CANADIAN BEVERAGE CORPORATION (CNQ:CCBC; OTCBB: CCBC) — To facilitate certain matters related to the Company’s proposed transactions with BG Capital Group Ltd. (“BG Capital”), as referred to in the Company’s news release of April 5, 2005, the Company has determined to voluntarily de-list its shares from the Canadian Trading and Quotation System, Inc. (“CNQ”). The shares of the Company will continue to trade in the United States on the OTC Bulletin Board (trading symbol: CCBC). The substantial majority of the trading of the Company’s shares takes place on the OTC Bulletin Board, and as a result the Company is of the view that the de-listing from CNQ should not affect the ability to trade its securities. The voluntary de-listing from the CNQ will become effective as of May 6, 2005.

Further to the Company’s April 5, 2005 news release, the terms of the private placement by the Company through Standard Securities Capital Corporation (“Standard Securities”) have been amended to provide that Standard Securities will act as agent on a best efforts basis for a private placement of US$1,000,000 of common shares of the Company on a post-ten for one consolidated basis, each common share to be issued at a price of US$1.00. The Company will complete a non-brokered private placement of US$2,000,000 of common shares at a price of US$1.00, comprising the balance of the US$3,000,000 proceeds previously announced as part of the Standard Securities offering. The closing of the Standard Securities offering is subject to certain conditions, including completion of satisfactory due diligence by Standard Securities, entering into a definitive agency agreement which will include customary provisions including a “material change out”, shareholder approval of the transaction with BG Capital Group Ltd., and the completion of the BG Capital Group Ltd. transaction.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, as well as anticipated changes thereto, the Company’s expectations regarding the effects of its restructuring efforts and its product distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and

(more)

regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(Signed) “Douglas L. Mason” Douglas L. Mason, President and C.E.O.

For further information please contact:

Valerie Samson, Manager, Communications	Clive Shallow, Manager, Shareholder Relations
(e-mail: vsamson@clearly.ca)	(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)	800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.